UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On March 22, 2023, SciSparc Ltd. (the “Company”) completed its previously reported sale to Jeffs’ Brands Holdings Inc. (“Jeffs’ Brands Holdings”), a wholly-owned subsidiary of Jeffs’ Brands Ltd. (“Jeffs’ Brands”) of 57 shares of common stock of SciSparc Nutraceuticals Inc. (“SciSparc U.S.”), a wholly-owned subsidiary of the Company that owns and operates Wellution, a top-selling Amazon food supplements and cosmetics brand, subject to the holdback by the Company of 11 shares as described below, representing approximately 49% of the issued and outstanding shares of common stock of SciSparc U.S., pursuant to that certain stock purchase agreement by and between the Company, Jeffs’ Brands Holdings and Jeffs’ Brands, dated February 23, 2023 (the “Wellution Agreement”), as amended on March 22, 2023, by Addendum No. 1 to the Wellution Agreement (the “Addendum”), for approximately $3.0 million in cash, of which approximately $2.5 million was paid at the closing (the “Wellution Transaction”). In addition, the Wellution Agreement provided that upon closing, Jeffs’ Brands will pay to the Company additional amounts accounting for certain purchase price adjustments related to inventory and working capital, calculated as of the closing (the “Price Adjustment”). Pursuant to the Addendum ,the payment by Jeffs’ Brands to the Company of the Price Adjustment, which at the closing amounted to $489,330 in cash, will be payable in five equal installments of $97,866 on the tenth day of each consecutive calendar month, beginning in May 2023. As collateral for the payment in full of the Price Adjustment, the Company held back 11 shares of common stock of SciSparc U.S., which will be released to Jeffs’ Brands Holdings once the final payment is made.

Pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, on March 22, 2023, Scisparc U.S. entered into a consulting agreement with Jeffs’ Brands (the “Consulting Agreement”), pursuant to which Jeffs’ Brands will provide management services to SciSparc U.S. for the Wellution brand for a monthly fee of $20,000, and Jeffs’ Brands received a one-time signing bonus in the amount of $51,000. The Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice.

Also pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, on March 31, 2023, Jeffs’ Brands issued 247,415 of its ordinary shares to the Company and on March 29, 2023 the Company issued 360,297 of its ordinary shares to Jeffs’ Brands in a mutual share exchange (collectively, the “Exchange Shares”), representing approximately 2.97% and 4.99%, respectively, of Jeffs’ Brands’ and the Company’s issued and outstanding ordinary shares. The number of Exchange Shares acquired by each company was calculated by dividing $288,238, which was adjusted from $300,000, pursuant to the 4.99% ownership limitation included in the Wellution Agreement, by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing date.

Neither the SciSparc U.S. common stock received by Jeffs’ Brands nor the Exchange Shares were registered under the Securities Act, or any state’s securities laws and such common stock and Exchange Shares were issued pursuant to an exemption from registration under the Securities Act. Neither the SciSparc U.S. common stock nor the Exchange Shares may be offered or sold in the United States by the receiving party, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

Copies of the Wellution Agreement, the Addendum and the Consulting Agreement are filed as Exhibits 10.1, 10.2 and 10.3 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and are incorporated by reference herein. The foregoing summaries of the Wellution Agreement, the Addendum and the Consulting Agreement are subject to and qualified in their entirety by reference to Exhibits 10.1, 10.2 and 10.3, respectively.

On March 28, 2023, the Company issued a press release titled “SciSparc completes the sale of a 49% interest in its Subsidiary that owns Wellution for $3 million,” a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

This Report on Form 6-K, including its exhibits, is incorporated by reference into the registration statements on Form F-3 (File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670 and File No. 333-255408) and on Form S-8 (File No. 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	Stock Purchase Agreement, dated February 23, 2023, by and among Jeffs’ Brands Ltd, Jeffs’ Brands Holdings Inc. and SciSparc Ltd. (incorporated by reference to Exhibit 99.2 to the Company’s Foreign Private Issuer on Form 6-K filed by the Company on February 27, 2023).
10.2	Addendum No. 1 to Stock Purchase Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd, Jeffs’ Brands Holdings Inc. and SciSparc Ltd.
10.3	Consulting Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd and SciSparc Nutraceuticals Inc.
99.1	Press release issued by SciSparc Ltd dated March 28, 2023, titled “SciSparc completes the sale of a 49% interest in its Subsidiary that owns Wellution for $3 million.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: April 4, 2023	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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